Exhibit 3.1

3.13    Chairman of the Board. The Chairman of the Board of Directors shall be chosen by the Board of Directors at its first meeting after the annual meeting of the stockholders of the Corporation. No director shall serve as Chairman of the Board who has not been determined to be independent by the Board of Directors in accordance with the director independence standards contained in the Corporate Governance Guidelines, as these provisions currently exist or may be amended. If the Board of Directors determines that a Chairman who was independent at the time of election is no longer independent, the Board shall select a new Chairman who satisfies these requirements within 60 days of such determination. The Chairman shall preside at all meetings of the Board of Directors and stockholders of the Corporation, and shall, subject to the direction and control of the Board, be its representative and medium of communication, and shall perform such duties as may from time to time be assigned to the Chairman of the Board.
~~3.14    Lead Director. At the first meeting of the Board of Directors after the annual meeting of the stockholders, those Directors who are not employees of the Corporation (“Non-employee Directors”) shall, by a resolution adopted by a majority of the Non-employee Directors present at the meeting, choose a Lead Director whenever an employee Director is serving as Chairman of the Board of Directors. During the period of time a Non-employee Director serves as Chairman of the Board, no Lead Director will be chosen. The Lead Director shall have such duties and responsibilities as shall be fixed from time to time by resolution adopted by a majority of the whole Board of Directors.~~
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5.01 Election, Qualifications. The officers of the Corporation shall be chosen by the Board of Directors at its first meeting after each annual meeting of the stockholders and shall include a President, a Chief Executive Officer, a Vice President, a Secretary, a Treasurer and a General Counsel. The Board of Directors may also choose a Vice Chairman of the Corporation, who shall report to the Chief Executive Officer, additional Vice Presidents, and one or more Assistant Vice Presidents, Assistant Secretaries and Assistant Treasurers. Any number of offices may be held by the same person, unless the Certificate of Incorporation or these Bylaws otherwise provide. Except for an officer serving as a Director who may serve through the first regular meeting of the Board of Directors after he has attained the age of sixty-five (65), no “high ranking executive” of the Corporation may serve in that capacity beyond the date he shall have attained the age of sixty-five (65); “high ranking executive” shall mean the President, the Chief Executive Officer, the Vice Chairman of the Corporation, any Vice President, the Secretary, the Treasurer, the General Counsel, the chief executive officers of the Corporation’s public utility divisions, and any other officer of the Corporation so designated by the Board of Directors.